Exhibit 77H
	Changes in Control of Registrant
From October 1, 2005 to March 31, 2006, there was a change in control with respect to one series of the Registrant from a
decrease in Pacific Life Insurance Companys percentage
ownership.  This decrease in ownership was a result of a
reduction of shares held in PF Oppenheimer Main Street Core Fund by Pacific Life Insurance Company. Control is determined by 25%
ownership in any fund.
Fund							Date		Percentage Ownership
PF Oppenheimer Main Street Core Fund		November 17, 2005		14.94%